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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  24 February 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	24 February 2003
Number	06/03

Miklos Salamon Appointed as Executive Director to

BHP Billiton Board

BHP Billiton today announced the appointment of Mr Miklos (Mike) Salamon as an Executive Director to the BHP Billiton boards, effective immediately.

Mr Salamon has held a number of senior appointments within BHP Billiton and the former Billiton Plc including as an Executive Director of Billiton Plc from July 1997 until the merger with BHP Limited in June 2001. With Billiton, Mr Salamon was responsible for nickel, chrome, manganese, stainless steel and titanium. With the consummation of the BHP Billiton merger in June 2001, Mr Salamon became President and CEO Minerals, co-led the team planning integration activities and had primary responsibility for delivering the integration of the BHP and Billiton organisations. In January 2002, he assumed the roles of President Aluminium, Chairman Stainless Steel Materials and Senior Minerals Executive

Announcing the appointment, BHP Billiton Chairman, Don Argus, said: "The appointment of Mike will strengthen the depth and breadth of operational experience on the BHP Billiton board. He has wide international business experience and is well known to the UK and South African investment community. We look forward to the continuing contribution that Mike will make to this world class organisation."

Since the merger, the BHP Billiton board has been reduced from 17 directors. With the appointment of Mr Salamon the composition will be nine non-executive and two executive directors. The board will continue with its regular review and appraisal process aimed at assessing the appropriate mix of skills, attributes and the performance of individual directors.

Biographical background of Mr Salamon attached.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BACKGROUND INFORMATION

Miklos (Mike) Salamon

Miklos (Mike) Salamon became an Executive Director of BHP Billiton on 24 February 2003. Mr Salamon will continue to have responsibilities, offices and homes in London, Johannesburg and Melbourne.

Mr Salamon (47), who joined the group in 1985, has been Senior Minerals Executive, President of the Aluminium CSG and Chairman of the Stainless Steel Materials CSG since January 2002. Prior to that he was President & CEO Minerals.

As President and CEO Minerals Mike was also tasked with leading the Integration Team responsible for integrating the BHP and Billiton organisations.

As Senior Minerals Executive Mike monitors the activities of all of the Minerals CSGs as well as taking responsibility for the group's Health, Safety, Environment and Community (HSEC), Project Development (PDS), Purchasing and Operating Excellence (OE) functions. As President of the Aluminium CSG he has line accountability for the group's global aluminium business.

Mr Salamon was one of the four Executive Directors that led Billiton's IPO on the London Stock Exchange in 1997 and the subsequent merger with BHP in 2001. Mike has extensive experience in the global mining and metals industries, including leadership positions in listed companies in South Africa and Australia. These positions encompassed line accountability for performance as well as a variety of transactions aimed at either growing the group, consolidating its ownership position in its underlying subsidiaries, or divesting non-core businesses.

CAREER

Senior Minerals Executive and President Aluminium 2002-2003; President & CEO Minerals 2001; Executive Director Billiton 1997-2001 (responsible for the nickel, chrome, stainless steel, manganese and titanium businesses); Executive Director Gencor 1993-1997; Chairman/Executive Chairman Samancor 1993-2003; Director Richards Bay Minerals 1997-2003; Chairman/Deputy Chairman Columbus Stainless 1993-2001; Deputy Chairman QNI 1997-1999; Managing Director Trans-Natal Coal Corporation 1989-1993; Marketing, business development and general management positions in Trans-Natal 1985-1989; Shell Coal 1981-1985; De Beers and Anglo-American 1975-1979.

PERSONAL

MBA London Business School

BSc (Mining Engineering) University of the Witwatersrand.

Married, three children. Recreation: Motorcycling, scuba diving and squash.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 24 February 2003